AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 400, 455 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 1T1 www.avino.com

TSX-V: ASM
U.S. OTC BB: ASGMF
November 24, 2008	Berlin & FSE: GV6

AVINO SAN GONZALO DRILLING INTERSECTS 758 GPT AG, 3.22 GPT AU
OVER 0.85 METERS

Avino Silver & Gold Mines Ltd. (the “Company”) is pleased to announce results from drilling programs at its San Gonzalo Deposit and ET Zone (Main Avino Vein) on the Avino property north east of Durango, Mexico.

At San Gonzalo results of the first 2008 diamond drill holes, SG-08-01 and02 were released September 17, 2008. The Company is now pleased to release results of the remaining four holes drilled at San Gonzalo this year. Hole locations are shown on Avino’s website www.avino.com.

(All lengths are down hole distances.)

Hole SG-08-03 intersected San Gonzalo vein 322.20-325.7m (3.7m) 0.41 g/t gold 119 g/t silver which includes 322.00-323.70 m (1.7m) 0.2 g/t gold 74.7 g/t silver and 323.70 – 325.7m (2.0m) 0.58 g/t gold 156 g/t silver.

Detailed intersections:

				g/t		ppm
From	To	Length
(m)	(m)	(m)	Description	Au	Ag	Cu	Pb	Zn

321.40	322.00	0.60		0.016	1.6	33	126	423
322.00	322.85	0.65	Andesite volcanic with quartz veins	0.215	74.1	409	11500	2725
322.85	323.70	0.85		0.195	75.2	389	2665	3405
323.70	324.10	0.40		0.109	221.0	3668	65000	3569

324.10	324.90	0.80		0.925	55.0	264	6449	3610
324.90	325.70	0.80	San Gonzalo vein with quartz breccia	0.457	223.5	729	15500	4012
325.70	327.00	1.30		0.288	31.8	483	2241	2408

Hole SG-08-04 intersected San Gonzalo vein 261.25-264.6m (3.35m) 0.5 g/t gold 59 g/t silver.

Detailed intersections as follows:

				g/t		ppm
From	To	Length
(m)	(m)	(m)	Description	Au	Ag	Cu	Pb	Zn

261.25	261.75	0.50		0.802	81.0	145	754	1251
261.75	262.75	1.00		0.331	61.4	234	1014	2002
262.75	263.15	0.40	San Gonzalo Vein	0.040	11.2	39	109	353
263.15	263.70	0.55		0.990	85.0	119	396	794
263.70	264.60	0.90		0.424	49.7	208	440	702

Hole SG-08-05 did not intersect the San Gonzalo vein but hit a breccia zone which may be part of the vein system. Values were low:

				g/t		ppm
From	To	Length
(m)	(m)	(m)	Description	Au	Ag	Cu	Pb	Zn

437.75	438.50	0.75		0.030	0.1	5	33	32
438.50	438.90	0.40	Breccia Zone	<0.005	<0.1	6	22	76
438.90	439.55	0.65		0.015	<0.1	7	18	65
439.55	440.35	0.80		0.010	<0.1	8	14	30

Hole SG-08-06 intersected San Gonzalo 214.05 – 219.70m (5.65m) 0.88 g/t gold, 235 g/t silver.Details as follows:

				g/t		ppm
From	To	Length
(m)	(m)	(m)	Description	Au	Ag	Cu	Pb	Zn

214.05	214.85	0.80		0.729	204.0	2944	21400	17600
214.85	215.95	1.10		0.523	95.0	1189	5264	6417
215.95	216.80	0.65	San Gonzalo vein with Sulphide Minerals	0.335	47.5	398	1486	2918
216.80	218.00	1.20		0.360	87.3	1960	5342	7772
218.00	218.85	0.85		3.228	758.9	3731	18500	19000
218.85	219.70	0.85		0.402	316.1	7094	17500	14800

Avino also drilled eight core holes totalling 2,183m on the ET (Elena-Tolosa) Zone on the main Avino vein in 2008, below the area where the Company ceased production in November 2001 due to low metal prices.

The eight holes in 2008 were mostly positioned in order to define the western and eastern edges of the ET ore shoot, locations are shown in plan and section on the Company’s web site.

Hole ET-08-01 drilled on the eastern side of the ET shoot below level 9. The hole intersected the Avino vein but gold and silver values are low.

Avino vein 196.90 – 213.40m (16.5m).

Details:

				g/t		ppm
From	To	Length
(m)	(m)	(m)	Description	Au	Ag	Cu	Pb	Zn

196.90	198.40	1.50		0.322	3.6	259	149	719
198.40	199.90	1.50		0.020	7.8	97	68	554
199.90	201.40	1.50		0.054	5.2	331	180	665
201.40	202.90	1.50		<0.005	2.4	306	45	2079
202.90	204.40	1.50	Avino Vein	0.090	1.6	271	54	5950
204.40	205.90	1.50		0.005	0.6	456	25	2784
205.90	207.40	1.50		<0.005	0.8	168	16	4381
207.40	208.90	1.50		<0.005	0.8	229	18	2361
208.90	210.40	1.50		0.040	1.3	178	34	3494
210.40	211.90	1.50		0.015	0.3	320	23	2502
211.90	213.40	1.50		0.005	3.0	621	29	3957

Hole ET-08-02 drilled on west side of ET shoot 50 m west of workings on level 10.

The hole intersected gold values in the hanging wall of the main Avino vein, 189.75 – 194.25m (4.50m) 2.66 g/t gold 19.7 g/t silver. The overall vein was intersected 189.75 – 213.50m (23.75m).

Detailed values as follows:

				g/t		ppm
From	To	Length
(m)	(m)	(m)	Description	Au	Ag	Cu	Pb	Zn

189.75	191.25	1.50		2.635	19.4	692	724	817
191.25	192.75	1.50		3.225	12.0	113	95	612
192.75	194.25	1.50		2.080	27.7	224	125	595
194.25	195.75	1.50		<0.005	40.5	1734	454	847
195.75	197.25	1.50	Avino Vein	<0.005	3.4	28	184	1074
197.25	198.75	1.50		<0.005	4.0	42	168	690
198.75	200.25	1.50		<0.005	4.9	201	352	1042
200.25	201.75	1.50		<0.005	10.6	276	162	670
201.75	203.25	1.50		0.035	20.3	68	320	1091
203.25	204.75	1.50		<0.005	12.7	228	413	871
204.75	206.25	1.50		<0.005	32.2	751	317	530
206.25	207.75	1.50		<0.005	8.5	1200	83	410
207.75	209.25	1.50		<0.005	10.3	957	134	660
209.25	210.75	1.50		<0.005	25.5	1180	185	522
210.75	212.25	1.50		<0.005	22.9	2220	423	3806
212.25	213.50	1.25		<0.005	36.9	400	473	2021

Hole ET-08-03 Also drilled on the west side of ET workings approximately 50m beyond end of level 11 ½. Intersected a mineralized breccia in the hanging wall rock 80.40 – 84.50m (4.1m) 3.82 g/t gold, 103 g/t silver. The main vein was intersected 214.55 – 257.85m (43.3m) 0.52 g/t gold, 43 g/t silver.

Detailed intersections as follows:

				g/t		ppm
From	To	Length
(m)	(m)	(m)	Description	Au	Ag	Cu	Pb	Zn

79.75	80.40	0.65	Breccia Zone	0.020	14.7	409	40	2080
80.40	81.90	1.50		1.396	48.0	2641	148	435
81.90	83.20	1.30		6.720	174.4	2456	327	21
83.20	84.50	1.30		3.703	96.4	1815	818	94

214.55	216.05	1.50		0.135	21.2	315	241	217
216.05	217.55	1.50		0.109	40.6	257	618	318
217.55	219.05	1.50		3.017	113.2	5264	177	123
219.05	220.55	1.50		0.096	7.9	1528	298	330
220.55	222.05	1.50		0.025	8.8	405	253	275
222.05	223.66	1.50		0.128	11.9	520	687	391
223.56	225.05	1.50	Main Avino Vein	0.049	9.6	1592	5318	570
225.05	226.55	1.50		0.105	8.4	631	331	750
226.55	228.05	1.50		0.084	21.1	432	167	487
226.05	229.55	1.50		0.100	21.7	517	1910	584
229.55	231.05	1.50		0.723	82.3	484	4282	3006
231.05	232.55	1.50		1.310	94.9	3753	565	674

				g/t		ppm
From	To	Length
(m)	(m)	(m)	Description	Au	Ag	Cu	Pb	Zn

232.55	234.05	1.50		1.890	58.4	574	474	619
234.05	235.55	1.50		1.658	69.1	1117	412	687
235.55	237.05	1.50		2.756	53.0	2590	396	711
237.05	238.55	1.50		1.065	28.7	1816	280	410
238.55	240.05	1.50		0.219	66.5	1263	916	416
240.05	241.55	1.50		0.185	45.3	369	191	424
241.55	243.05	1.50		0.167	42.0	1220	482	438
243.05	244.55	1.50		0.382	48.1	8097	525	2111
244.55	246.05	1.50	Main Avino Vein	0.648	60.7	1638	766	716
246.05	247.55	1.50		0.506	49.7	1311	549	415
247.55	249.05	1.50		0.125	39.7	1343	911	475
249.05	250.55	1.50		0.160	78.1	3430	790	737
250.55	252.05	1.50		0.135	92.9	3617	551	506
252.05	253.55	1.50		0.130	44.4	5739	351	603
253.55	255.05	1.50		0.070	42.6	3395	796	357
255.05	256.55	1.50		0.045	30.0	2971	365	374
256.55	257.85	1.30		0.025	31.4	5772	1510	686

Hole ET-08-04 Hit the Avino vein 75m below the lowest working level 12 of the mine, it intersected the Avino vein from 321.00 - 341.10m (20.1m) which includes 327.00 – 330.00m 3m 1.17 g/t gold, 133 g/t silver.

337.50 – 341.10m (3.6m) 0.04 g/t gold, 128 g/t silver and 327.00 – 341.10m (14.1m) 81 g/t silver, 0.726 copper.

Detailed intersections:

				g/t		ppm
From	To	Length
(m)	(m)	(m)	Description	Au	Ag	Cu	Pb	Zn

321.00	322.50	1.50		0.501	34.2	2378	264	426
322.50	324.00	1.50		1.146	71.0	3147	421	496
324.00	325.50	1.50		0.904	55.2	4652	230	288
325.50	327.00	1.50		0.262	54.9	1395	230	236
327.00	328.50	1.50		2.174	165.0	8408	509	286
328.50	330.00	1.50		0.173	101.9	7194	8582	3727
330.00	331.50	1.50		0.053	56.0	4926	5923	18300
331.50	333.00	1.50	Main Avino Vein	0.095	54.9	4081	2559	561
333.00	334.50	1.50		0.080	23.1	1089	1199	301
334.50	336.00	1.50		0.052	56.6	11000	536	597
336.00	337.50	1.50		0.030	49.7	10900	170	618
337.50	339.00	1.50		0.032	156.6	14700	395	853
339.00	340.00	1.00		0.025	48.4	6149	174	595
340.00	341.10	1.10		0.064	161.8	8252	2170	1765

Hole ET-08-05 Drilled approximately 80m east of hole ET-08-04 intersected the Avino vein 293.35 – 302.70 (9.35m). It is well off the ET shoot and did not intersect significant gold or silver values but copper values are of interest:

				g/t		ppm
From	To	Length
(m)	(m)	(m)	Description	Au	Ag	Cu	Pb	Zn

290.95	292.30	1.35		0.172	16.7	533	3964	643
292.30	293.35	1.05		0.096	0.5	581	5078	2842
293.35	294.85	1.50		0.379	30.8	2116	8000	559
294.85	296.35	1.50		0.050	12.3	2654	7063	582
296.35	297.60	1.25	Main Avino Vein	0.568	67.3	3564	3688	164
297.60	299.10	1.50		0.062	42.4	5360	1771	688
299.10	300.60	1.50		0.020	31.8	14900	896	3473
300.60	301.70	1.10		0.060	34.4	11300	282	1743
301.70	302.70	1.00		0.130	44.2	10000	469	1265

Hole ET-08-06 Intersects the Avino vein 60m east of final working face on level 11 ½. The Avino vein is wide: 237.60 – 288.70m (51.10m) but gold and silver values are low although some high copper grades were intersected on the foot wall side of the vein:

				g/t		ppm
From	To	Length
(m)	(m)	(m)	Description	Au	Ag	Cu	Pb	Zn

237.60	238.25	0.65		0.140	74.2	3526	7260	909
238.25	239.75	1.50		0.065	22.4	2260	344	383
239.75	241.25	1.50		0.020	8.7	883	43	528
241.25	242.75	1.50		0.115	10.1	2249	374	1981
242.75	244.25	1.50		0.045	8.7	2641	40	631
244.25	245.75	1.50		0.105	14.4	3472	87	651
245.75	247.25	1.50		0.072	17.1	4780	41	876
247.25	248.75	1.50		0.053	20.5	6107	100	950
248.75	250.25	1.50		0.100	11.0	4619	191	1044
250.25	251.75	1.50		0.120	10.4	4869	282	784
251.75	253.25	1.50		0.035	4.0	1261	45	662
253.25	254.75	1.50		0.163	14.9	2553	78	835
254.75	256.25	1.50		0.045	25.4	6483	95	734
256.25	257.75	1.50		0.015	12.0	5544	40	871
257.75	259.25	1.50		0.025	39.8	5758	217	521
259.25	260.75	1.50		0.025	20.6	6136	89	465
260.75	262.25	1.50	Main Avino Vein	0.015	10.5	3202	74	327
262.25	263.75	1.50		0.059	24.0	3670	105	533
263.75	265.25	1.50		0.049	28.7	3252	183	718
265.25	266.75	1.50		0.053	14.2	6129	112	584
266.75	268.25	1.50		0.156	47.3	7192	217	399
268.25	269.75	1.50		0.102	19.8	3342	125	326
269.75	271.25	1.50		0.030	9.1	4101	38	414
271.25	272.75	1.50		0.010	9.3	2611	94	455
272.75	274.25	1.50		0.020	7.9	3355	41	391
274.25	275.75	1.50		0.020	16.5	4405	58	496
275.75	277.25	1.50		0.076	82.7	4570	422	979
277.25	278.75	1.50		0.084	58.4	5545	956	593
278.75	280.25	1.50		0.010	16.6	5749	74	659
280.25	281.75	1.50		0.020	18.7	4592	68	575
281.75	283.25	1.50		0.015	16.1	4219	74	651
283.25	284.75	1.50		0.038	23.6	3526	7260	909

284.75	286.25	1.50	Main Avino Vein	<0.005	6.7	2841	22	1225
286.25	287.75	1.50		0.092	49.4	25700	44	2712
287.75	288.70	0.95		0.105	62.5	27200	57	2669

Hole ET-08-07 Drilled 150m east of ET-08-04 it did not intersect the Avino vein.

Hole ET-08-08 Drilled approximately 100m east of the ET-08-01 it intersected the main Avino vein 192.95 – 203.25m (10.3m) but gold and silver values were generally low:

				g/t		ppm
From	To	Length
(m)	(m)	(m)	Description	Au	Ag	Cu	Pb	Zn

192.95	194.45	1.50		1.456	4.6	318	57	508
194.45	195.95	1.50		0.431	4.4	329	256	502
195.95	197.10	1.15		0.325	13.5	1523	2446	3813
197.10	198.60	1.50	Main Avino Vein	0.100	2.5	133	355	1688
198.60	199.70	1.10		0.048	4.4	101	36	1206
199.70	200.80	1.10		0.046	5.7	69	72	896
200.80	201.75	0.95		0.203	27.2	120	301	627
201.75	203.25	1.50		0.030	6.5	431	43	1048

This news release was prepared by Chris J. Sampson, P. Eng., a qualified person under NI 43-101.

Founded in 1968, Avino has established a long record of mining and exploration. The Company’s focus is the acquisition and aggressive exploration of top silver prospects throughout North America. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.